Exhibit 12.1

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
                                                     LabOne, Inc. and Subsidiaries

                               Statement Regarding Computation of Ratio of Earnings to Fixed Charges and
                                   Earnings to Combined Fixed Charges and Preferred Stock Dividends

                                                     (in thousands, except ratios)

                                             Three Months Ended
                                                  March 31,                          Years Ended December 31,
                                           ---------------------  ----------------------------------------------------------------
                                                 2005       2004          2004         2003        2002        2001        2000
                                                 ----       ----          ----         ----        ----        ----        ----
    Ratio of Earnings to Fixed Charges           7.17       6.50          6.46         4.20        2.87        1.12        1.48

    Earnings before income taxes               11,538      9,474       $40,435       32,704      24,265       2,101       1,371

    Add:
         Fixed charges                          1,860      1,722         7,394        8,833      10,417       4,919       2,850
         Amortization of capitalized
           interest
         Distributed income of equity
           investees
         Pre-tax losses of equity investees

    Less:
         Capitalized interest                    (63)          -           (51)           -           -           -           -
         Preferred dividends, grossed up
                                                    -          -             -       (4,409)      (4,791)    (1,525)          -
         Minority interest in pre-tax
           earnings of subsidiaries that
           do not have fixed charges                -          -             -            -           -           -           -
                                            --------------------------------------------------------------------------------------

            Earnings for ratio purposes        13,335     11,196       $47,778       37,128      29,891       5,495       4,221
    Fixed charges:
         Interest expense (including            1,277      1,218
           amortization of bond issue
           discount, and debt issuance
           costs)                                                       $5,144        3,017       4,486       2,658       2,512
         Capitalized interest                      63          -            51            -           -           -           -
         Interest portion of operating            520        504
           lease expense(1)                                              2,199        1,407       1,140         736         338
         Preferred dividends, grossed up            -          -             -        4,409       4,791       1,525           -
                                            --------------------------------------------------------------------------------------
                              Fixed charges     1,860      1,722        $7,394        8,833      10,417       4,919       2,850
                                            --------------------------------------------------------------------------------------

    Actual Preferred dividends                      -          -             -       $2,699       2,932         933           -
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(1) Represents one-third operating lease expense